Exhibit 1

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the parties represents to and agrees with the other parties as follows:

1.           Such party is eligible to use and file the statement on Schedule 13G pertaining to the common stock of Ziyang Ceramic Corporation to which this Joint Reporting Agreement is attached as an exhibit for the purpose of filing of the information contained herein.

2.           Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.           Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of such party.

This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Date: September 11, 2012	CD International Enterprises, Inc.

By: /s/ Yuejian (James) Wang
Yuejian (James) Wang, Chief Executive Officer

Date: September 11, 2012	China Direct Investments, Inc.

By: /s/ Andrew Goldrich
Andrew Goldrich, Vice President

Date: September 11, 2012	Capital One Resource Co., Ltd.

By: /s/ Xiaowen Zhuang
Xiaowen Zhuang, General Manager

Date: September 11, 2012	CDI Shanghai Management Co., Ltd.

By: /s/ Xiaowen Zhuang
Xiaowen Zhuang, General Manager